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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13014113

SEC Mail Processing Section

MAR 01 2013

Washington DC
405

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-67578 |

**FACING PAGE**

**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER - DEALER:

KKR Capital Markets LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox — (212) 659-2022
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14

## KKR CAPITAL MARKETS LLC

TABLE OF CONTENTS



** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to KKR Capital Markets LLC for the year ended December 31, 2012 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Knox — February 28, 2013

Signature — Date

Financial and Operations Principal

Title

Subscribed and sworn to before me,

On this 28 th day of February, 2013

Laura Jo Snyder

LAURA JO SNYDER
Notary Public - State of New York
No. 01SN6098730
Qualified in Kings County
My Commission Expires Sep. 22, 2015

KKR Capital Markets LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
(SEC I.D. No. 8-67578)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * *



Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
Public Document

# Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of KKR Capital Markets LLC

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KKR Capital Markets LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

# KKR CAPITAL MARKETS LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2012

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 83,494,898 |
| Investment, at fair value | 40,000,000 |
| Syndication fees receivable | 9,870,295 |
| Prepaid expenses and other assets | 908,629 |
| Due from clearing broker | 503,466 |
| Furniture, equipment and tenant improvements, at cost (net of accumulated depreciation and amortization of $490,381) | 1,353,162 |
| TOTAL ASSETS | $ 136,130,450 |

**LIABILITIES AND MEMBER'S CAPITAL**

| | |
|---|---|
| Income tax payable | $ 1,710,000 |
| Accounts payable and accrued expenses | 1,344,787 |
| Due to affiliate | 27,120 |
| Total Liabilities | 3,081,907 |
| Commitments and contingencies (see Note 3) | |
| Member's capital | 133,048,543 |
| TOTAL LIABILITIES AND MEMBER'S CAPITAL | $ 136,130,450 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets. The Company may also provide similar services to third party entities.

## 2. Summary of Significant Accounting Policies

**Basis of presentation**
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. These estimates include the allocated syndicate deal expense to be offset against outstanding Syndication fees receivable for certain underwritings. Actual results could differ materially from these estimates.

**Cash and cash equivalents**
The Company considers its investments in money market funds to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by two financial institutions and are subject to the credit risk of each respective financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $38,973,749, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

**Syndication fees receivable**
Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses.

**Investment, at fair value**

The Company's investment consists of a time deposit with an original maturity of 181 days and is classified as a Level 2 asset in the fair value hierarchy. This time deposit is held with a single financial institution and is subject to the credit risk of this financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to this balance.

**Financial instruments not measured at fair value**

Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Due from clearing broker, Accounts payable and Due to affiliate.

**Due from clearing broker**

Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has entered into a Proprietary Accounts of Introducing Brokers agreement with its clearing broker that allows the Company to include such deposits as allowable assets in its net capital computation.

**Furniture, equipment and tenant improvements**

Furniture, equipment and tenant improvements are recorded at cost less accumulated depreciation and amortization. The Company periodically evaluates the carrying value of furniture, equipment and tenant improvements when events and circumstances suggest that such assets may be impaired.

The balances of Furniture, equipment and tenant improvements, by major class of depreciable and amortizable assets, at December 31, 2012 are as follows:

| | |
|---|---|
| Furniture and equipment | $ 232,496 |
| Construction in progress (tenant improvements) | 1,137,957 |
| Tenant improvements | 473,090 |
| Furniture, equipment and tenant improvements | 1,843,543 |
| Less: Accumulated depreciation and amortization | (490,381) |
| Furniture, equipment and tenant improvements, net | $ 1,353,162 |

**Income tax**

The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. The Parent is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2012, these differences were immaterial.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2012 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination, for the tax years 2009 through 2011, and 2008 through 2011, respectively. The Internal Revenue Service is currently examining the Parent's 2010 federal tax return and the City of New York is examining the Parent's 2009 local tax return. The Parent believes that during 2013 certain tax audits have a reasonable possibility of being completed and does not expect the results to have a material impact on the Company's financial statement.

**Related party and affiliate transactions**

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

The Company's administrative services agreement with KKR provides for the netting of receivables and payables relating to certain administrative services provided mutually between KKR and the Company.

As of December 31, 2012 the Company had a net payable due to KKR totaling $27,120 included in Due to affiliate in the accompanying Statement of Financial Condition. This amount was fully paid by the Company to KKR during February 2013.

During 2012, the Company and a lending affiliate collectively entered into financing commitments for certain loans resulting in the Company earning various fees to the extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings effected by the Company.

During 2012, the Parent entered into a service agreement with a related party to provide administrative services for capital markets activities.

During 2012, KKR changed from a fully insured to a self-insured medical plan. The Company is a participant in KKR's medical insurance plan; accordingly, all eligible employees of the Company are covered under the plan.

Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions. See Note 4, "Profit Sharing Plans" and Note 5, "Equity-Based Compensation" for further discussion on noncash compensation.

Effective in 2011, the Company entered into an intra-group service level agreement with certain foreign broker dealer affiliates whereby fees or expenses may be billed as agreed upon.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

## 3. Commitments and Contingencies

**Leases**

During 2012 the Company's office lease agreement expired. Subsequent to the Company's lease expiration, the Company transitioned to paying rent directly to KKR. The Company pays KKR for the Company's pro rata share of square feet utilized under KKR's omnibus lease.

KKR has guaranteed the obligation of the Company in connection with the Company's allocable portion of the lease agreement. The lease has provisions for escalation based upon the assessed valuation of the property and future collective bargaining agreements entered into by the lessor and certain of its employees.

**Guarantees**
The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of and during the year ended December 31, 2012, the clearing broker had not provided services to the Company in this capacity. As of December 31, 2012, the Company has not recorded any contingent liability in the Statement of Financial Condition for this indemnification.

## 4. Profit Sharing Plans

The Company is a participant in KKR's defined contribution plan; accordingly, all eligible employees of the Company are covered under the plan. The Company contributes up to a maximum of 10% of each employee's eligible compensation up to a maximum of $25,000 per employee per annum.

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Company a portion of the carried interest earned in relation to these funds as part of its carry pool. The KKR affiliate currently allocates approximately 40% of the carry it receives from these funds and vehicles to its carry pool. The Company records compensation costs related to carry pool allocations incurred by such affiliate on behalf of employees of the Company. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

## 5. Equity-Based Compensation

Certain employees of the Company are participants in equity-based compensation plans sponsored by KKR affiliates. Units are granted to individuals by such affiliate, and the Company records allocated compensation costs incurred by such affiliate on behalf of employees of the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Company's employees participate.

**KKR Holdings Units**
Eligible employees of the Company have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and transfer restrictions, and allow for the ability to exchange the Holding Units into units of its publicly traded affiliate, KKR & Co., L.P. (the "Common Units"), on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting over a period of up to five years. Transfer restriction periods, if applicable, will last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold at least 25% of their vested interests. Upon separation from the Company and

KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

Compensation expense on Holdings Units is calculated based on the fair value of a Holdings Unit determined using the closing price of the Common Units on the grant date. The grant date fair value of unvested Holdings Units is discounted for the lack of participation rights in the expected distributions on such Holdings Units, which ranges from 7% to 52%, depending on the vesting period for the Holdings Unit, multiplied by the number of unvested Holdings Units on the grant date. Additionally, the calculation of compensation expense associated with unvested Holdings Units assumes a forfeiture rate of up to 4% annually based upon expected turnover by employee class. As of December 31, 2012, there was $5.5 million of estimated unrecognized compensation expense related to these unvested Holdings Units. That cost, subject to revised allocation amounts in future periods, is expected to be recognized over a weighted-average period of 0.7 years, using the graded attribution method, which treats each vesting portion as a separate award.

**Restricted Equity Units**
Grants of restricted equity units in KKR Holdings ("REU's") have been made to professionals, support staff and other personnel of the Company. The vesting of REU's occurs in installments up to five years from the date of grant. Holders of unvested REU's participate in distributions received by KKR Holdings during this vesting period.

As of December 31, 2012, there was approximately $50,000 of estimated unrecognized compensation expense related to REU's. That cost is expected to be recognized over a weighted average period of 0.9 years, using the graded attribution method, which treats each vesting portion as a separate award. The Company does not reimburse KKR for such REU's; accordingly all such amounts are deemed to be noncash capital contributions.

**Public Equity Units**
Under the KKR & Co., L.P. 2010 Equity Incentive Plan, KKR granted awards to employees of the Company that relate to Common Units which vest over a period of up to five years from the date of grant. Compensation expense on these awards is calculated based on the fair value of Common Units on the grant date. The grant date fair value of unvested Common Units is discounted for the lack of participation rights in the expected distributions on such Common Units, which ranges from 7% to 52%, depending on the vesting period for the awards, multiplied by the number of unvested Common Units on the grant date. Additionally, the calculation of compensation expense by the Company, associated with unvested Common Units assumes a forfeiture rate of up to 4% annually based upon expected turnover by employee class.

As of December 31, 2012, there was approximately $4.4 million of estimated unrecognized compensation expense related to unvested awards granted to employees of the Company. That cost is expected to be recognized over a weighted average period of 1.3 years, using the straight line attribution method of expense recognition.

**Discretionary Compensation and Discretionary Allocations**
Certain employees of the Company who retain Holdings Units are expected to be allocated, on a discretionary basis, distributions on equity units held by KKR Holdings. These discretionary allocations, which are determined each annual period, entitle the employees to receive amounts in excess of their vested equity interests in KKR Holdings Units. Any amounts received in excess of a holder's vested equity interests are reflected as Employee compensation and benefits expense in the

holder's vested equity interests are reflected as Employee compensation and benefits expense in the accompanying Statement of Income.

## 6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2012, the Company had net capital of $116,261,938 which exceeded the required net capital of $205,461 by $116,056,477. In addition, the Company's ratio of aggregate indebtedness to net capital was .03 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

Effective January 1, 2013, the Company voluntarily elected to be subject to the Alternative Standard which requires the maintenance of minimum net capital of $250,000 or 2% of aggregate debit items as defined.

## 7. Subsequent Events

Subsequent events have been evaluated through the date of issuance of this financial statement.

* * * * *

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2013

KKR Capital Markets LLC
9 West 57th Street
New York, NY 10019

In planning and performing our audit of the financial statements of KKR Capital Markets LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP